UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K consists of the Registrants (i) Interim Condensed Financial Statements as of December 31, 2024, which is attached hereto as Exhibit 99.1 and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended December 31, 2024, which is attached hereto as Exhibit 99.2

This report on Form 6-K (including Exhibits 99.1 and 99.2 attached hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Unaudited condensed consolidated financial statements for the half-year ended December 31, 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: March 19, 2025	By:	/s/ Craig Bentley

	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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